Exhibit 99.3

Consolidated Interim Financial Statements

(Unaudited)

Transition Therapeutics Inc.

For the six and three month periods ended December 31, 2013 and 2012

1

CONSOLIDATED BALANCE SHEETS

(Unaudited)

As at

In Canadian Dollars	Note	December 31, 2013	June 30, 2013

Assets
Current assets
Cash and cash equivalents		32,341,634	23,067,937
Short term investments	6	4,045,573	5,057,702
Other receivables		82,797	35,792
Investment tax credits receivable		291,049	180,652
Prepaid expenses and deposits		430,563	359,164
		37,191,616	28,701,247

Non-current assets
Property and equipment		156,211	168,034
Intangible assets	7	8,418,534	8,938,674
Total assets		45,766,361	37,807,955

Liabilities
Current liabilities
Trade and other payables		523,168	874,149
Current portion of contingent consideration payable	8	2,321,373	2,321,373
		2,844,541	3,195,522

Non-current liabilities
Contingent consideration payable	8	1,434,958	1,434,958
Leasehold inducement		17,147	22,863
		4,296,646	4,653,343

Equity attributable to owners of the Company
Share capital	11	174,889,554	165,367,524
Warrants	11	2,025,839	-
Contributed surplus	11	14,768,221	14,768,002
Share-based payment reserve	11	2,703,975	2,352,002
Deficit		(152,917,874)	(149,332,916)
		41,469,715	33,154,612

Total liabilities and equity		45,766,361	37,807,955

Contingencies and commitments	14

The notes are an integral part of these consolidated financial statements.

Tony Cruz	Christopher Henley
Director	Director

2

CONSOLIDATED STATEMENTS OF INCOME (LOSS) AND COMPREHENSIVE

INCOME (LOSS)

For the six and three month periods ended December 31, 2013 and 2012

(Unaudited)

In Canadian Dollars	Note	Six month period ended December 31, 2013	Six month period ended December 31, 2012	Three month period ended December 31, 2013	Three month period ended December 31, 2012

Revenues
Licensing fees	9	-	10,815,200	-	-
Expenses
Research and development	12	2,168,613	4,195,803	1,160,767	2,141,257
Selling, general and administrative expenses	12	1,921,079	1,666,342	973,719	849,440

Operating income (loss)		(4,089,692)	4,953,055	(2,134,486)	(2,990,697)

Interest income		102,868	68,489	56,731	34,872
Foreign exchange gain (loss)		401,866	(40,032)	823,983	201,291
Net income (loss) and comprehensive income (loss) for the period		(3,584,958)	4,981,512	(1,253,772)	(2,754,534)
Basic and diluted net income (loss) per common share	13	(0.12)	0.19	(0.04)	(0.10)

The notes are an integral part of these consolidated financial statements.

3

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

For the six month periods ended December 31, 2013 and 2012

(Unaudited)

		Attributable to equity holders of the company
In Canadian Dollars	Note	Number of common shares	Share capital	Warrants	Contributed surplus	Share- based payment reserve	Deficit	Total equity
		#	$	$	$	$	$	$
Balance, July 1, 2013		26,930,634	165,367,524	-	14,768,002	2,352,002	(149,332,916)	33,154,612
Net loss and comprehensive loss for the period		-	-	-	-	-	(3,584,958)	(3,584,958)
Issued pursuant to a private placement, net	11	2,625,300	8,891,916	2,025,839	-	-	-	10,917,755
Share options exercised, expired or cancelled	11	128,607	630,114	-	219	(246,793)	-	383,540
Share-based payment compensation expense	11	-	-	-	-	598,766	-	598,766
Balance, December 31, 2013		29,684,541	174,889,554	2,025,839	14,768,221	2,703,975	(152,917,874)	41,469,715

Balance, July 1, 2012		26,921,302	165,334,259	-	13,168,411	2,977,032	(149,356,213)	32,123,489
Net income and comprehensive income for the period		-	-	-	-	-	4,981,512	4,981,512
Share options expired, forfeited or cancelled	11	-	-	-	263,034	(263,034)		-
Share-based payment compensation expense	11	-	-	-	-	617,524	-	617,524
Balance, December 31, 2012		26,921,302	165,334,259	-	13,431,445	3,331,522	(144,374,701)	37,722,525

The notes are an integral part of these consolidated financial statements.

4

CONSOLIDATED STATEMENTS OF CASH FLOWS

For the six and three month periods ended December 31, 2013 and 2012

(Unaudited)

In Canadian Dollars	Note	Six month period ended December 31, 2013	Six month period ended December 31, 2012	Three month period ended December 31, 2013	Three month period ended December 31, 2012

Cash flows from operating activities
Net income (loss) for the period		(3,584,958)	4,981,512	(1,253,772)	(2,754,534)
Adjustments for:
Depreciation and amortization		532,018	911,007	263,828	455,677
Share-based payment compensation expense		598,766	617,524	247,069	260,502
Accrued interest		19,129	31,233	41,630	47,366
Unrealized foreign exchange (gain) loss		(237,313)	282,571	(828,948)	(127,943)
Change in working capital	15	(579,782)	(557,609)	(368,095)	10,676,536
Net cash provided by (used in) operating activities		(3,252,140)	6,266,238	(1,898,288)	8,557,604

Cash flows from investing activities
Maturity of short term investments		4,018,000	6,083,013	4,018,000	5,065,178
Purchase of short term investments		(3,025,000)	(6,063,747)	(3,025,000)	(6,063,747)
Purchase of property and equipment		(5,771)	(6,257)	(910)	(3,100)
Net cash provided by (used in) investing activities		987,229	13,009	992,090	(1,001,669)

Cash flows from financing activities
Net proceeds from private placement	11	10,917,755	-	(293)	-
Proceeds from share options exercised	11	383,540	-	245,733	-
Net cash provided by financing activities		11,301,295	-	245,440	-

Foreign exchange gains/(losses) on cash and cash equivalents		237,313	(278,474)	828,948	132,041

Net increase in cash and cash equivalents		9,273,697	6,000,773	168,190	7,687,976
Cash and cash equivalents at beginning of period		23,067,937	12,955,081	32,173,444	11,267,878
Cash and cash equivalents at end of period		32,341,634	18,955,854	32,341,634	18,955,854

The notes are an integral part of these consolidated financial statements

5

Notes to the Consolidated Interim Financial Statements

December 31, 2013

(Unaudited in Canadian dollars)

1.	GENERAL INFORMATION AND NATURE OF OPERATIONS

Transition Therapeutics Inc. and its subsidiaries (together the Company or Transition) was incorporated by Articles of Incorporation under the Business Corporations Act (Ontario) on July 6, 1998. The Company is a public company with common shares listed on both the NASDAQ and Toronto Stock Exchange and is incorporated and domiciled in Canada. The address of its registered office is 101 College Street, Suite 220, Toronto, Ontario, Canada.

The Company is a product-focused biopharmaceutical company developing therapeutics for disease indications with large markets. The Company’s lead CNS drug candidate is ELND005 for the treatment of Alzheimer's disease, Bipolar Disorder and Down syndrome. Transition’s lead metabolic drug candidate is TT401 for the treatment of type 2 diabetes and accompanying obesity.

The success of the Company is dependent on bringing its products to market, obtaining the necessary regulatory approvals and achieving future profitable operations. The continuation of the research and development activities and the commercialization of its products are dependent on the Company’s ability to successfully complete these activities and to obtain adequate financing through a combination of financing activities and operations. It is not possible to predict either the outcome of future research and development programs or the Company’s ability to fund these programs going forward.

2.	BASIS OF PREPARATION

These consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (IFRS) for interim financial statements, including IAS 34 Interim Financial Reporting. The consolidated financial statements have been prepared using the historical cost convention except for the revaluation of certain financial assets and financial liabilities to fair value, including the contingent consideration payable.

The preparation of financial statements in conformity with IFRS requires use of certain critical accounting estimates. It also requires management to exercise its judgment in the process of applying the Company’s accounting policies. The areas involving a higher degree of judgment or complexity, or areas where assumptions and estimates are significant to the consolidated financial statements are disclosed in the annual consolidated financial statements for the year ended June 30, 2013.

3.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The Board of Directors approved the interim consolidated financial statements for issuance on February 7, 2014. The significant accounting policies that have been applied in the preparation of these interim consolidated financial statements are described in the Company’s annual financial statements for the year ended June 30, 2013 and have been applied to all periods presented except the following accounting policies, which have been adopted effective July 1, 2013:

IFRS 10 – Consolidated Financial Statement, requires an entity to consolidate an investee when it has power over the investee, is exposed, or has rights to variable returns from its involvement with the investee and has the ability to affect those returns through its power over the investee. IFRS 10 replaced SIC-12, Consolidation – Special Purpose Entities, and parts of IAS 27, Consolidated and Separate Financial Statements. The adoption of IFRS 10 did not impact the Company’s interim consolidated financial statements;

IFRS 12 – Disclosure of Interests in Other Entities establishes disclosure requirements for interests in other entities, such as subsidiaries, joint arrangements, associates and unconsolidated structured entities. The standard carries forward existing disclosures and also introduces significant additional disclosure that address the nature of, and risks associated with, an entity’s interest in other entities. The adoption of this IFRS will require additional disclosures in the annual consolidated financial statements;

6

Notes to the Consolidated Interim Financial Statements

December 31, 2013

(Unaudited in Canadian dollars)

IFRS 13 – Fair Value Measurement is a comprehensive standard for fair value measurement and disclosure for use across all IFRS standards. The new standard clarifies that fair value is the price that would be received to sell an asset, or paid to transfer a liability in a transaction between market participants, at the measurement date. The adoption of IFRS 13 did not require any adjustments to the valuation techniques used by the Company to measure fair value and did not result in any adjustments as at July 1, 2013.

4.	FINANCIAL RISK MANAGEMENT

4.1	Categories of financial assets and liabilities

All financial instruments are measured at amortized cost except for the contingent consideration payable which is at fair value. The following table outlines the Company’s financial instruments, their classification, carrying value and fair value.

Financial Instruments as at December 31, 2013	Classification	Carrying Value ($)	Fair Value ($)
Cash	Loans and receivables	32,341,634	32,341,634
Short term investments	Loans and receivables	4,045,573	4,045,573
Accounts payable and accrued liabilities	Other liabilities	523,168	523,168
Contingent consideration payable	Fair value through profit and loss	3,756,331	3,756,331

Financial Instruments as at June 30, 2013	Classification	Carrying Value ($)	Fair Value ($)
Cash	Loans and receivables	23,067,937	23,067,937
Short term investments	Loans and receivables	5,057,702	5,057,212
Accounts payable and accrued liabilities	Other liabilities	874,149	874,149
Contingent consideration payable	Fair value through profit and loss	3,756,331	3,756,331

The Company has determined the estimated fair values of its financial instruments based on appropriate valuation methodologies; however, considerable judgment is required to develop these estimates. Fair value of the short term investments is determined based on a valuation model that uses daily pricing reports to determine the amount the holder would receive if the instrument were sold on that day.

The contingent consideration is measured at fair value based on level 3 inputs. The contingent consideration is not based on observable inputs and is measured using a discounted cash flow analysis of expected payments in future periods. The significant estimates used in the fair value calculations are as follows:

(a)	Management has estimated the timing of the milestone payments based on current expectations and plans for the development of ELND005. The milestone payments are assigned a probability based on industry statistics for the successful development of pharmaceutical products. An increase of 10% applied to the probability assumptions, with all other variables held constant, would increase the contingent consideration payable by $698,000. Conversely a decrease of 10% applied to the probability assumptions, with all other variables held constant, would decrease the contingent consideration payable by $698,000;

(b)	The probability adjusted cash flows are discounted at a rate of 24% which is management’s best estimate of the Company’s cost of capital. An increase of 5% to the discount rate would decrease the contingent consideration payable by $211,913. Conversely, a decrease of 5% to the discount rate would increase the contingent consideration payable by $235,888.

7

Notes to the Consolidated Interim Financial Statements

December 31, 2013

(Unaudited in Canadian dollars)

4.2	Foreign exchange risk

The Company operates in Canada and has relationships with entities in other countries. Foreign exchange risk arises from purchase transactions, as well as recognized financial assets and liabilities denominated in foreign currencies, mainly the US dollar. The Company does not enter into hedging or other contracts to mitigate its exposure to foreign exchange risk and maintains sufficient US dollars to meet the Company’s planned US dollar expenses.

Balances in foreign currencies at December 31, 2013 and June 30, 2013 are approximately:

	December 31, 2013	June 30, 2013
	US$	US$
Cash and cash equivalents	24,605,522	15,953,520
Trade and other payables	(113,372)	(336,561)
	24,492,150	15,616,959

Fluctuations in the US dollar exchange rate could potentially have a significant impact on the Company’s results. At December 31, 2013, if the Canadian dollar weakened 10% against the US dollar, with all other variables held constant, comprehensive loss for the six month period ended December 31, 2013 would have decreased by approximately $1,868,000. Conversely, if the Canadian dollar strengthened 10% against the US dollar, with all other variables held constant, comprehensive loss for the six month period ended December 31, 2013 would have increased by approximately $1,868,000.

5.	CAPITAL RISK MANAGEMENT

The Company’s primary objective when managing capital is to ensure its ability to continue as a going concern in order to pursue the development of its drug candidates and the out-license of these drug candidates to pharmaceutical companies. The Company attempts to maximize return to shareholders by minimizing shareholder dilution and, when possible, utilizing non-dilutive funding arrangements such as interest income and collaborative partnership arrangements.

The Company includes equity comprised of issued share capital, contributed surplus and deficit in the definition of capital. The Company has financed its capital requirements primarily through share issuances since inception and collaborative partnership agreements.

The Company manages its capital structure and makes adjustments to it in light of changes in economic conditions and risk characteristics of the underlying assets. The Company monitors its cash requirements and market conditions to anticipate the timing of requiring additional capital to finance the development of its drug candidates. The Company is not subject to externally imposed capital requirements and there has been no change with respect to the overall capital management strategy during the six month period ended December 31, 2013 from the year ended June 30, 2013.

The Company’s current cash projection indicates that the current cash resources should enable the Company to execute its core business plan and meet its projected cash requirements beyond the next 12 months. However, the Company’s working capital may not be sufficient to meet its stated business objectives in the event of unforeseen circumstances or a change in the strategic direction of the Company. When, or if, the Company requires additional capital, there can be no assurance that the Company will be able to obtain further financing on favourable terms, if at all

6.	SHORT TERM INVESTMENTS

Short term investments consist of medium term note debentures totaling $4,045,573 at December 31, 2013 [June 30, 2013 – $5,057,702] with ratings of R1or higher and maturity dates between April 8, 2014 and November 28, 2014. There were no gains or losses realized on the disposal of the short term investments during the six month period ended December 31, 2013 or in the year ended June 30, 2013 as all the financial assets were held to their redemption date. The maximum exposure to credit risk at the reporting date is the carrying amount of cash and cash equivalents and short term investments.

8

Notes to the Consolidated Interim Financial Statements

December 31, 2013

(Unaudited in Canadian dollars)

7.	INTANGIBLE ASSETS

Intangible assets consist of the following:

	ENI Technology acquired (ELND005)	Lilly Licenses acquired (TT-401/402)	Total
	$	$	$
As at July 1, 2013
Cost	20,547,993	1,055,900	21,603,893
Accumulated amortization	(12,488,792)	(176,427)	(12,665,219)
Net book value July 1, 2013	8,059,201	879,473	8,938,674
As at December 31, 2013
Cost	20,547,993	1,055,900	21,603,893
Accumulated amortization	(12,982,534)	(202,825)	(13,185,359)
Net book value December 31, 2013	7,565,459	853,075	8,418,534

Period ended December 31, 2013
Opening net book value	8,059,201	879,473	8,938,674
Amortization charge	(493,742)	(26,398)	(520,140)
Net book value December 31, 2013	7,565,459	853,075	8,418,534

	Technology acquired (ELND005)	NMX Compounds acquired (TT301/302)	Lilly Licenses acquired (TT401/402)	Total
	$	$	$	$
As at July 1, 2012
Cost	20,547,993	11,085,259	1,055,900	32,689,152
Accumulated amortization	(11,501,321)	(3,800,410)	(123,631)	(15,425,362)
Net book value July 1, 2012	9,046,672	7,284,849	932,269	17,263,790
As at June 30, 2013
Cost	20,547,993	11,085,259	1,055,900	32,689,152
Accumulated amortization and impairment	(12,488,792)	(11,085,259)	(176,427)	(23,750,478)
Net book value June 30, 2013	8,059,201	-	879,473	8,938,674
Year ended June 30, 2013
Opening net book value	9,046,672	7,284,849	932,269	17,263,790
Amortization charge	(987,471)	(739,028)	(52,796)	(1,779,295)
Impairment charge	-	(6,545,821)	-	(6,545,821)
Net book value June 30, 2013	8,059,201	-	879,473	8,938,674

9

Notes to the Consolidated Interim Financial Statements

December 31, 2013

(Unaudited in Canadian dollars)

The amortization and impairment charges of all intangible assets relates to the research and development efforts of the Company and has therefore been included in the “research and development” line in the consolidated statement of comprehensive income (loss).

8.	CONTINGENT CONSIDERATION PAYABLE

Under the terms of the ENI step-acquisition agreement, the Company is committed to pay the former shareholders of ENI contingent clinical milestones potentially totaling $10.9 million payable in cash or Transition common shares at the then market price and a royalty of up to 1% on net sales of the ELND005 product.  The contingent consideration is required to be measured as a financial liability at fair value and re-measured at each reporting date.  Accordingly, the Company has recognized a liability as at December 31, 2013 of $3,756,311 (June 30, 2013 - $3,756,311) which represents the fair value of the contingent consideration payable

9.	GLOBAL COLLABORATION AGREEMENT WITH PERRIGO COMPANY PLC

On September 25, 2006, Elan and the Company entered into an exclusive, worldwide collaboration agreement for the joint development and commercialization of the Company’s novel therapeutic agent, ELND005, for the treatment of Alzheimer's disease.

Under the terms of the agreement, the Company received up-front payments of US$15 million: US$7.5 million in calendar 2006 and the remaining US$7.5 million in calendar 2007. In addition, the Company was eligible to receive milestone payments of up to US$185 million of which US$5 million was received during fiscal 2008.

On December 27, 2010, Transition and Elan mutually agreed to modify their collaboration agreement for the development and commercialization of ELND005. Under the terms of the modification, in lieu of the contractually required initiation of Phase 3 milestone payment of US$15 million, Transition received from Elan a payment of US$9 million and was eligible to receive a US$11 million payment upon the commencement of the next ELND005 clinical trial. As per the terms of the original agreement, Transition is also eligible to receive up to an aggregate of US$93 million in additional regulatory and commercial launch related milestone payments plus tiered royalties ranging from 8% to 15% based on net sales of ELND005 should the drug receive the necessary regulatory approvals for commercialization.

As the agreement is now a royalty arrangement, Transition is no longer obligated to fund the development or commercialization of ELND005 and has relinquished its 30% ownership of ELND005 to Elan. In light of the amendments to the collaboration agreement, the Company no longer has any funding obligations to Elan for the development of ELND005.

During the three month period ended September 30, 2012, Elan dosed the first patient in a Phase 2 clinical study of ELND005 in bipolar disorder. In light of this milestone being achieved, the Company recognized revenue of US$11 million (CDN $10,815,200) during the three month period ending September 30, 2012. The amount was received on October 1, 2012.

On December 18, 2013, Perrigo Company plc “(Perrigo”) completed its acquisition of Elan Pharmaceuticals and all its subsidiaries. With this acquisition, Perrigo acquired all the rights and obligations of Elan under the collaboration agreement with Waratah for the development and commercialization of ELND005.

10

Notes to the Consolidated Interim Financial Statements

December 31, 2013

(Unaudited in Canadian dollars)

10.	LICENSING AND COLLABORATION AGREEMENT WITH ELI LILLY AND COMPANY

(a)	On March 3, 2010, Transition and Eli Lilly and Company (“Lilly”) entered into a licensing and collaboration agreement granting Transition the rights to a series of preclinical compounds in the area of diabetes. Under the licensing and collaboration agreement, Transition will receive exclusive worldwide rights to develop and potentially commercialize a class of compounds that, in preclinical models showed potential to provide glycemic control and other beneficial effects including weight loss.

Under the terms of the agreement, Lilly received an up-front payment of US$1 million and retained the option to reacquire the rights to the compounds at a later date. The up-front payment of $1,055,900 (US$1 million) has been capitalized as a license acquired from Lilly and will be amortized over 20 years which represents the estimated remaining life of the underlying compounds and patents.

In June 2013, Lilly exercised their option and assumed all development and commercialization rights to type 2 diabetes drug candidate TT401. In conjunction with this assumption of rights, Transition received a milestone payment of $7,118,300 (US$7 million) which has been recognized as revenue during the year ended June 30, 2013. Lilly will assume all costs and perform all future development and commercialization activities of TT401, and Transition will pay US$14 million to Lilly in three separate installments during the Phase 2 clinical study. In return, Transition is eligible to receive up to approximately US$240 million in additional milestone payments and will also be eligible to receive a double-digit royalty on sales of TT401 products and a low single digit royalty on related compounds.

(b)	On July 23, 2013, the Company entered into an exclusive licensing agreement with Lilly for the worldwide rights to a novel small molecule transcriptional regulator ("TT601") for the treatment of osteoarthritis pain.

Under the terms of the agreement, Transition has acquired the rights to develop and potentially commercialize TT601. As part of this development, Transition plans to file an Investigational New Drug (“IND”) application with the Food and Drug Administration to seek clearance for clinical development of TT601. Following the IND filing, Transition has an option to continue development into clinical studies. Should Transition proceed with development following the IND filing, Transition shall pay Lilly US$1 million.

Also as part of the agreement, Lilly retains an option to reacquire all rights to TT601 following review of clinical proof-of-concept study results. If Lilly exercises this option right, Transition would be eligible to receive milestone payments of approximately US$130 million and a high single-digit royalty on sales of products containing TT601 should such products be successfully commercialized. If Lilly does not exercise this option right, Lilly would be eligible for a low single-digit royalty from Transition on sales of products containing TT601 should such products be successfully commercialized.

11.	SHARE CAPITAL

Authorized

At December 31, 2013, the authorized share capital of the Company consists of an unlimited number of no par value common shares. The common shares are voting and are entitled to dividends if, as and when declared by the board of directors.

Common shares issued and outstanding during the period

On August 15, 2013, the Company announced the closing of its private placement financing issuing 2,625,300 units of the Company to existing shareholders, board members and management at a price of US$4.19 per unit, raising gross proceeds of $11,439,000 (US$11.0 million). Each unit consists of (i) one common share, (ii) 0.325 Common Share purchase warrant with a purchase price of US$4.60 per whole warrant and (iii) 0.4 Common Share purchase warrant with a purchase price of US$6.50 per whole warrant. The Company incurred total share issuance costs of $521,000, resulting in net cash proceeds of approximately $10,918,000.

11

Notes to the Consolidated Interim Financial Statements

December 31, 2013

(Unaudited in Canadian dollars)

At December 31, 2013, there were 29,684,541 common shares issued and outstanding.

Warrants

In connection with the Company’s private placement, on August 15, 2013, the Company issued 853,223 full warrants with a purchase price of US$4.60 and 1,050,118 full warrants with a purchase price of US$6.50. Each whole warrant will entitle the holder, within two years of the closing date, to purchase one additional common share in the capital of the Company.

The warrants have a total fair value of $2,025,839 which was calculated using the Black-Scholes pricing model with the following assumptions:

Risk free interest rate	1.18%
Expected dividend yield	0%
Stock price volatility	0.6348
Expected life of warrants	2.0 years

If and when all of the warrants are exercised, the Company may realize up to an additional US$10.7 million in proceeds. All unexercised warrants will expire on August 15, 2015.

Stock Options

			Weighted Average Exercise Price
Stock options	#	$	$
Stock options outstanding, July 1, 2013	1,872,000	2,352,002	2.97
Stock options exercised [i]	(128,607)	(246,574)	2.98
Stock options forfeited or cancelled [ii]	(7,582)	(219)	2.90
Stock based compensation expense		598,766	-
Stock options outstanding, December 31, 2013	1,735,811	2,703,975	2.97

			Weighted Average Exercise Price
Stock options	#	$	$
Stock options outstanding, July 1, 2012	1,949,919	2,977,032	4.10
Stock options expired [iii]	(32,920)	(263,034)	15.31
Stock based compensation expense		617,524	-
Stock options outstanding, December 31, 2012	1,916,999	3,331,522	3.87

[i]	During the six month period ended December 31, 2013, 128,607 stock options were exercised. These options had a fair value of $246,574 and resulted in cash proceeds to the Company of $383,540. There were no options exercised during the comparative period ended December 31, 2012.

[ii]	During the six month period ending December 31, 2013, 7,582 stock options were forfeited or cancelled. These options had a fair value of $15,675 and at the date of forfeit, 83 were vested and 7,499 were unvested. The vested options had a fair value of $219 which has been reclassified to contributed surplus. There were no options forfeited or cancelled during the six month comparative period ended December 31, 2012.

12

Notes to the Consolidated Interim Financial Statements

December 31, 2013

(Unaudited in Canadian dollars)

[iii]	During the six month period ended December 31, 2012, 32,920 stock options expired unexercised. These stock options had a fair value of $263,034 which has been reclassified to contributed surplus.

[iv]	The maximum possible cash proceeds to the Company from the exercise of the stock options outstanding at December 31, 2013 are $5,158,209 [June 30, 2013 - $5,563,736].

12.	EXPENSES BY NATURE

	Six month period ended December 31, 2013	Six month period ended December 31, 2012	Three month period ended December 31, 2013	Three month period ended December 31, 2012
	$	$	$	$
Research and development
Clinical trials and manufacturing	701,180	2,459,322	455,403	1,241,573
Amortization	530,551	902,983	265,275	451,491
Salaries and benefits	639,978	615,996	336,232	325,841
Stock compensation expense	244,291	255,248	102,257	113,308
Facility lease costs and utilities	80,849	88,279	36,404	44,347
Insurance	40,806	46,894	20,403	23,447
General laboratory supplies and materials	41,355	37,521	12,318	12,224
Ontario investment tax credits	(110,397)	(210,440)	(67,525)	(70,974)
	2,168,613	4,195,803	1,160,767	2,141,257

Selling, general and administrative expenses
Salaries and benefits	715,978	683,232	355,477	356,082
Professional fees and services	327,490	226,030	211,517	119,081
Insurance	111,972	129,012	55,986	64,506
Stock compensation expense	354,475	362,276	144,812	147,194
Facility lease costs and utilities	75,896	73,360	37,948	37,812
Business development, corporate communication and investor relations	222,830	95,935	121,581	87,073
Regulatory and stock transfer fees	35,674	22,407	14,099	1,358
Office and related expenses	75,297	66,066	33,746	32,148
Amortization	1,467	8,024	(1,447)	4,186
	1,921,079	1,666,342	973,719	849,440

13.	EARNINGS (LOSS) PER SHARE

Basic and diluted loss per share is calculated by dividing the profit attributable to equity holders of the Company by the weighted average number of common shares outstanding during the year. Outstanding options to purchase common shares of 1,735,811 [June 30, 2013 – 1,872,000] are not included in the calculation of diluted earnings per share as the effect is anti-dilutive due to losses incurred in the six and three month periods ended December 31, 2013 and also due to the fact that the option exercise price exceeds the average market value of the Company’s common shares for the six and three month periods ended December 31, 2012. For the six and three month periods ended December 31, 2013 and 2012, 79,908 contingently returnable common shares were excluded from the basic and diluted net loss per common share calculation. The contingently returnable common shares relate to employment contracts and will be released from escrow based on the achievement of certain corporate milestones.

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Notes to the Consolidated Interim Financial Statements

December 31, 2013

(Unaudited in Canadian dollars)

	Six month period ended December 31, 2013	Six month period ended December 31, 2012	Three month period ended December 31, 2013	Three month period ended December 31, 2012
Income (loss) attributable to equity holders of the Company	$(3,584,958)	$4,981,512	$(1,253,772)	$(2,754,534)

Weighted average number of common shares outstanding	28,874,582	26,841,394	29,548,254	26,841,394

14.	CONTINGENCIES AND COMMITMENTS

At December 31, 2013, the Company is committed to aggregate expenditures of $14,894,000 under its collaboration agreements [June 30, 2013 -$14,732,000]. In addition, at December 31, 2013, the Company is committed to aggregate expenditures of approximately $558,000 [June 30, 2013 - $187,000] for clinical and toxicity studies to be completed during fiscal 2014, approximately $108,000 [June 30, 2013 - $244,000] for manufacturing agreements and approximately $19,000 [June 30, 2013 - $11,000] for consulting and other agreements.

15.	CHANGE IN WORKING CAPITAL

The change in working capital consists of the following:

	Six month period ended December 31, 2013	Six month period ended December 31, 2012	Three month period ended December 31, 2013	Three month period ended December 31, 2012
	$	$	$	$
Due from Elan Pharma International Limited	-	-	-	10,815,200
Other receivables	(47,005)	(4,750)	(37,916)	(3,448)
Investment tax credits receivable	(110,397)	(128,338)	(67,525)	(70,974)
Prepaid expenses and deposits	(71,399)	(141,751)	(189,956)	88,595
Trade and other payables	(350,981)	(282,770)	(72,698)	(152,837)
	(579,782)	(557,609)	(368,095)	10,676,536

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Notes to the Consolidated Interim Financial Statements

December 31, 2013

(Unaudited in Canadian dollars)

16.	RELATED PARTY TRANSACTIONS

Key management compensation

Key management includes the Company’s directors, and members of the senior management team. The compensation paid or payable to key management for employee services is shown below:

	Six month period ended December 31, 2013	Six month period ended December 31, 2012	Three month period ended December 31, 2013	Three month period ended December 31, 2012
	$	$	$	$
Salaries and other short-term employee benefits	756,137	724,682	369,865	383,378
Stock-compensation expenses	521,506	527,103	214,641	221,698
	1,277,643	1,251,785	584,506	605,076

17.	SEGMENT DISCLOSURE

The Company operates in one operating segment, the research and development of therapeutic agents, and operates in Canada. All revenues recognized during the six month period ended December 31, 2012 are from one partner, Elan Pharma International Limited, a company based in Ireland.

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